Autobytel Inc.

18872 MacArthur Boulevard

Irvine, California 92612-1400

August 31, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

Dear Mr. Kronforst:

Reference is made to your letter dated July 25, 2007 (the “Letter”) regarding an additional comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Autobytel Inc. (“Autobytel”) with respect to the above referenced Form 10-K filing made by Autobytel with the Commission on March 15, 2007. For your convenience of reference, your comment is reproduced below in bold quoted text, prior to the related response by Autobytel.

“We are still considering your responses to our comments related to your litigation settlement with Dealix. We continue to question whether the covenant not to sue represents an ongoing obligation sufficient to result in ratable recognition in accordance with SAB 104. In this regard, we note that it appears as if you are simply promising not to pursue Dealix in the event that your future development efforts cause their previously agreed-upon use of the license to be subject to additional infringement claims. In addition, we are skeptical about your assertion that the international licenses, that transfer very broad intellectual property rights, provide adequate support for considering a portion of this settlement to be revenue. In order to assist us in resolving these issues, please tell us whether you have consulted with your auditors’ National Office regarding the accounting for this settlement. If so, provide us with their analysis including any accounting treatments that were considered and rejected along with the reasons why. You may also add to, or clarify, any information that was previously provided to us.”

Autobytel wishes to further clarify its continuing involvement under the covenant not to sue provision within the settlement agreement. The covenant not to sue provision does not only involve simply promising not to pursue Dealix in the event that Autobytel’s future patents cause Dealix’s previously agreed-upon use of the license to be subject to additional infringement claims as the Staff has noted, but more importantly, Dealix has the right to use on a royalty-free basis (emphasis added), future patents acquired or developed by Autobytel without being sued by Autobytel so long as operating under the license would necessarily infringe such other future patents of Autobytel. The right conferred to Dealix under the settlement agreement to use the current licensed patents is similar to the right to use future patents under the covenant not to sue provision to the extent practicing under the current patent would necessarily infringe these future patents. The only difference is that the patents under the covenant not to sue provision are unspecified and do not yet exist. The covenant not to sue provision in the settlement agreement is the legal equivalent of granting a limited license. According to the patent statute, a patent confers upon its owner the right to exclude others from using, making, or selling the patented invention, and to enforce this right against any infringer using, making, or selling the patented invention. When the patent owner grants a license to the patent, the patent owner is essentially promising the licensee that the patent owner will not exercise this right, i.e., that the patent owner will not sue the licensee for using, making, or selling the patented invention. Courts have consistently interpreted a covenant not to sue based on a patent to be analogous to a license. See Spindelfabrik Suessen-Schurr Stahlecker & Grill v. Schubert & Salzer Maschinenfabrik Aktiengesellschaft, 829 F.2d 1075, 1081 (Fed. Cir. 1987); In re Supernatural Foods, LLC, 268 B.R. 759, 802 (Bkrtcy.M.D. 2001); and Intel Corp. v. Broadcom Corp., 173 F.Supp.2d 201 (D. Del 2001). As mentioned in the prior response, Autobytel believes that, for accounting purposes, future patents issued to or acquired by Autobytel that are necessarily infringed by Dealix in practicing the license granted to Dealix constitute future delivery.

Autobytel does not consider its performance obligations under the covenant not to sue provision to be inconsequential or perfunctory that would warrant immediate recognition of the entire license fee for several reasons, including, but not limited to:

1.	The right to use unspecified future patents conferred to Dealix under the covenant not to sue provision is very important to Dealix to practice the license under the current patents.
2.	As mentioned in the prior response, Autobytel has a demonstrated history of filing patent applications to protect new innovations and expects to continue to do so. Autobytel’s general policy is to issue a press release to announce the issuance or acquisition of a major patent and also discloses its patents in its Annual Reports filed with the Commission. Such historical practices were analogized by Autobytel to generally accepted accounting principles discussed within the provisions of SAB 104, to determine the accounting for the patent license fee even though the settlement agreement does not obligate Autobytel to develop or acquire future patents.
3.	The period of time before Autobytel’s obligation under the covenant not to sue provision is extinguished is lengthy.

Further, Autobytel analogized the fair value of the right conferred to Dealix under the covenant not to sue provision to the concept of accounting for non-refundable upfront payment discussed within the provisions of SAB 104. Such right to use future patents, which was conveyed in conjunction with the nonrefundable settlement payment, has no utility to Dealix separate and independent of future patents acquired or developed by Autobytel. Therefore, Autobytel does not believe that Dealix’s right to use future patents under the covenant not to sue provision represents the culmination of a separate earnings process for several reasons, including, but not limited to:

1.	In arriving at the settlement, the right to use future patents under the covenant not to sue provision was an important consideration for both parties.
2.	Dealix specifically requested and was granted the right to use these future patents under the covenant not to sue provision. In the absence of such right, Dealix may not have agreed to a settlement.

Therefore, Autobytel believes it will earn the upfront payment over time as new patents are obtained. As stated in its prior response, since Autobytel is unable to allocate the fair value of the license between its separate elements, the entire value was deferred and will be recognized ratably over the term of the license.

In its analysis of the accounting treatment of the settlement, Autobytel considered existing accounting literature that address the accounting for intellectual property (“IP”) licenses such as Statement of Position (SOP) 97-2, Software Revenue Recognition, Statement of Financial Accounting Standards (SFAS) No. 45,” Accounting for Franchise Fee Revenue”, SFAS No. 50, “Financial Reporting in the Record and Music Industry”, and SOP 00-2 “Accounting by Producers or Distributors of Films”. None of these literature provided appropriate guidance since they are almost entirely transaction- or industry-based. Also, the non-exclusive patent license under the Dealix settlement does not include the licensing of software, franchise arrangement, music or film rights but rather is the licensing of business method patents. Since there is little or no guidance for transactions that fall outside the scope of the industry- or transaction-based literature, Autobytel analogized the specific facts and circumstances of the settlement agreement to certain provisions of the existing accounting literature on licensing IP assets, including SAB 104.

Existing accounting literature on licensing IP assets provide that revenue from IP transactions should be recognized when it has been earned and is realized or realizable, which could be at either the beginning or throughout the license term, depending upon the nature of the license and the other obligations taken on by the licensor. In the Dealix settlement, Autobytel considered whether the entire gain from the non-exclusive patent license should be recognized upon settlement (the beginning of the license term) in accordance with the general provisions of existing accounting literature on licensing IP assets. However, Autobytel rejected this consideration because of its continuing involvement under the covenant not to sue provision discussed earlier. Autobytel gave due consideration to its legal obligations under the covenant not to sue provision and concluded that the portion of the settlement amount related to the future license meets the definition of a liability as defined in paragraph 35 of FASB Concept Statement No. 6 as follows: “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events”. Footnote 21 of FASB Concept Statement No. 6 defines the term “probable” as “that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved”. As noted previously, Autobytel’s history of filing for new patent applications and its expectation to continue to do so, including acquiring or licensing new patents, meets the definition of “probable”. Also, Footnote 22 of FASB Concept Statement No. 6 provides as follows: “Obligations in the definition is broader than legal obligations. It is used with its usual general meaning to refer to duties imposed legally or socially; to that which one is bound to do by contract, promise, moral responsibility, and so forth (Webster’s New World Dictionary, p. 981). It includes equitable and constructive obligations as well as legal obligations”. As mentioned previously, courts have consistently interpreted a covenant not to sue based on a patent to be analogous to a license, thus Autobytel concluded that the covenant not to sue provision is a legal obligation meeting the definition of a liability. Therefore, Autobytel recorded the fair value of the non-exclusive patent license to other liabilities and plans to amortize it ratably over the term of the license.

With regards to the classification of the patent license fees on its Statement of Operations, Autobytel has respectfully considered the Staff’s view. Accordingly, Autobytel amortized approximately $0.2 million of the license fees and classified that amount within other income on its Condensed Consolidated Statement of Operations for the three months and six months ended June 30, 2007. Additionally, the remaining deferred balance of approximately $0.8 million and $8.4 million was classified to current and non-current liabilities, respectively, in the Consolidated Condensed Balance Sheet as of June 30, 2007.

During the SAS 100 quarterly review for the three month period ended March 31, 2007, Autobytel engaged in a number of discussions with the audit engagement team of its auditors, McGladrey & Pullen, LLP (“MP”), regarding the accounting treatment of the Dealix settlement. Autobytel is informed by MP that the audit engagement team conferred with MP’s Regional Audit & Accounting Specialist who is part of MP’s National Office prior to the filing of Autobytel’s Form 10-Q for the quarter ended March 31, 2007. Autobytel is further informed by MP that, upon notification of the Staff’s letter dated July 25, 2007, the Regional Audit & Accounting Specialist elevated the matter to the lead Accounting Specialist of MP’s National Office. The National Office is currently reviewing the information gathered by the audit engagement team, including the Regional Audit & Accounting Specialist. Autobytel is informed that MP’s National Office is in concurrence that some portion of the settlement gain may be deferred. However, the audit engagement team has yet to complete its audit procedures and as such, MP’s National Office has not reached a final conclusion on the accounting treatment. Therefore, at this time Autobytel is unable to provide the Staff with the analysis of MP’s National Office.

The form and substance of this letter have been reviewed with MP.

We thank you for your prompt attention to this letter. Please direct any questions concerning this filing to the undersigned at (949) 225-4502.

Sincerely,

/s/ Monty A. Houdeshell

Monty A. Houdeshell

Executive Vice President and

Chief Financial Officer